July 18, 2019

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

       Re: Wins Finance Holdings Inc.
           Form 20-F for Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           Response Dated July 12, 2019
           File No. 333-204074

Dear Mr. Mu:

       We have reviewed your July 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 14, 2019 letter.

Form 20-F filed October 31, 2018

Financial Statements, page F-4

1. We note your response to comments 1 and 2 and that it appears that you generally transfer the amounts recognized in the allowance (B/S) and provision (I/S) from guarantee losses to "guarantee paid on behalf of guarantee services customers" related accounts at the time a payment is made. To allow investors to more fully understand the financial reporting related to your guarantee business, in future filings please revise the rollforwards of the
      "Allowance on financial guarantee" and newly named "Receivable from guarantee customers" as noted in response 10 in your May 31, 2019 letter to present a separate line item for these transfers.
 Renhui Mu
Wins Finance Holdings Inc.
July 18, 2019
Page 2
Notes to the Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(f) Short-term investments, page F-11

2. We note your response to comment 5. We note that ASC 320-10-25-1 requires you to have the positive intent and ability to hold the security to maturity, at the acquisition of the security. Based on disclosure throughout the December 31, 2018 Form 20-F regarding your ability to redeem the investments at any time and information in your response to comment 38 in your July 14, 2015 letter, it is unclear how you are able to assert that you had the intent, at acquisition, to hold each security to maturity. To the extent you cannot assert that you had the positive intent and ability to hold a security to maturity, at acquisition, please revise to account for the security as available-for-sale and revise your disclosure accordingly. If you can make the assertion, please ensure you revise all relevant disclosure in your future filings to disclose information consistent with your held-
         to-maturity classification. Additionally, in order to provide investors with an understanding of the correction of an error and your change in your accounting policy to available-for-sale or held-to-maturity, please revise future filings to disclose the impact of the change in the financial statement footnotes for the periods presented in accordance with ASC 250-10-50.
       You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael
Volley, Staff Accountant, at 202-551-3437 if you have questions.



FirstName LastNameRenhui Mu                                      Sincerely,
Comapany NameWins Finance Holdings Inc.
                                                                 Division of
Corporation Finance
July 18, 2019 Page 2                                             Office of
Financial Services
FirstName LastName